UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009.

Commission File Number: 000-51847

Himax Technologies, Inc.
(Translation of registrant's name into English)

No.26, Zih Lian Road, Fonghua Village,
Sinshih Township, Tainan County 744
Taiwan, Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ x ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [    ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [    ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [    ]      No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  .

Tainan, Taiwan, February 23, 2009 - In response to the news reported by Taiwan’s Apple Daily on February 23, 2009 that SVA-NEC, one of Himax’s customers, has delayed certain payments in relation to Himax’s prior display driver IC shipments, Himax would like to state the following:

Himax has always adopted a prudent and consistent approach in managing account receivables.  In relation to the said delayed payments, SVA-NEC has undertaken to fully resolve the issue promptly and has commenced partial payments to Himax.

Himax will seek full recovery of the aforementioned account receivables.

Forward-Looking Statements:
Certain statements in this disclosure are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; collection of account receivables; level of  competition; demand for end-use applications products; reliance on a small group of principal customers; continued success in technological innovations; development of alternative flat panel display technologies; ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company’s SEC filings, including its Form 20-F dated June 22, 2007, as amended.  We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Himax Technologies, Inc. (Registrant)
Date: February 23, 2009	/s/ MAX CHAN Max Chan Chief Financial Officer